UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Stewart
   10750 Columbia Pike
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   4/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |J (1| |2,121,447         |A  |           |6,027,989          |I     |Note 2                     |
                           |      |)   | |                  |   |           |                   |      |                           |
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      "           "        |      |    | |                  |   |           |798,711            |I     |Note 3                     |
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      "           "        |      |    | |                  |   |           |81,711             |I     |Note 4                     |
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      "           "        |      |    | |                  |   |           |100,000            |I     |Note 5                     |
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      "           "        |      |    | |                  |   |           |76,386             |I     |Note 6                     |
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      "           "        |      |    | |                  |   |           |2,523              |D     |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Option   |--      |--   |--  |-|-- --      |A,D|--   |--   |--          |--     |--     |7,665       |   |            |
                      |        |     |    |-|           |   |     |     |            |       |       |            |   |            |
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Stock Compensation Pla|--      |--   |--  |-|-- --      |A,D|--   |--   |--          |--     |--     |4,016       |   |            |
n                     |        |     |    |-|           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Liquidating distribution from Bainum Associates Limited Partnership ("BA") and MC Investments Limited
Partnership ("MC"). The Stewart Bainum Declaration of Trust was a limited partner.
Note 2: Shares owned by the Stewart Bainum Declaration of Trust dated May 23, 1995 (the "SB Trust"), the sole trustee of which is Mr.
Bainum.
Note 3: Shares owned by the Jane L. Bainum Declaration of Trust dated May 23, 1995 (the "JLB Trust"), the sole trustee of which is Mr. Bainum's wife.
Note 4: The proportionate interest of the JLB Trust in: (i) shares (1,779,628) owned by Mid Pines Associates, L.P., in which the JLB Trust is a limited partner, and (ii) shares (3,567,869) owned by Realty Investment Company, Inc., a real estate investment and management company, in which the JLB Trust is a noncontrolling shareholder.
Note 5: The proportionate interest of the Edelblut Partners, L.P. in which the SB Trust and the JLB Trust are the sole partners, in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 6: The proportionate interest of the SB Trust in: (i) shares (1,779,628) owned by Mid Pines Associates L.P. in which the SB Trust is a limited partner, and (ii) shares (3,567,869) owned by Realty Investment Company, Inc., in which the SB Trust is a noncontrolling shareholder.
SIGNATURE OF REPORTING PERSON
Stewart Bainum
DATE
5/7/99